Cybin Reports Second Quarter Financial Results and Recent Business Highlights

- Announced unprecedented positive Phase 2 interim data for CYB003, its proprietary deuterated psilocybin analog, in major depressive disorder -

- Announced closing of a unit offering of up to US$64 (C$88.4) million led by one of its largest institutional shareholders -

- Strengthened patent portfolio with the addition of four new patents -

- Completed acquisition of Small Pharma Inc. -

- Topline clinical readout of Phase 2 efficacy data for CYB003 expected in Q4 20231 -

- Topline clinical readout of Phase 1 data for CYB004 and SPL028 expected around year end 20231 -

TORONTO, CANADA – November 14, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation 2.0 psychedelic treatment options, today reported unaudited financial results for its second quarter ended September 30, 2023, and recent business highlights.

“Advancing our clinical programs with the goal of changing the treatment landscape in mental health has always been Cybin’s mission,” said Doug Drysdale, Chief Executive Officer of Cybin. “We have made enormous progress during the past quarter, with ample momentum to carry us through year-end and into 2024. We are actively gathering important data from CYB003, our deuterated psilocybin analog program, and CYB004 and SPL028, our deuterated DMT programs, with topline readouts expected before the end of 2023. As a company, we are proud of our consistent progress, robust patent portfolio, skilled and dedicated team of drug development experts, and believe we are well-positioned to progress our pipeline toward potential regulatory approval.”

Recent Business and Pipeline Highlights:

Announced closing of unit offering led by one of the Company’s largest institutional shareholders. The Company has closed its previously announced underwritten offering (the “Offering”). In connection with the Offering, the Company issued an aggregate of 66,666,667 units of the Company (the “Units”) at a price of US$0.45 per Unit for aggregate gross proceeds of US$30 million (C$41.5). Each Unit was comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one Common Share at a price of US$0.51 per Common Share any time on or after the date that is six months after issuance until May 14, 2029, subject to acceleration in certain circumstances.

Announced unprecedented positive Phase 2 interim data for CYB003, the Company’s proprietary deuterated psilocybin analog, in major depressive disorder (“MDD”). The study met its primary efficacy endpoint and demonstrated a rapid, robust and statistically significant reduction in symptoms of depression three weeks following a single 12mg dose compared to placebo. At the three-week primary efficacy endpoint, the reduction in MDD symptoms, defined as change from baseline in the Montgomery-Asberg Depression Rating Scale (“MADRS”) total score, was superior in participants assigned to CYB003 compared to the participants who received placebo by 14.08 points (p=0.0005, Cohen’s d=2.152). To date, CYB003 has demonstrated a favorable safety and tolerability profile at all doses evaluated, up to 16mg.

Completed the acquisition of Small Pharma Inc. (“Small Pharma”) by way of a plan of arrangement under the Business Corporations Act (British Columbia), and pursuant to the terms of an arrangement agreement dated August 28, 2023. Small Pharma is now a wholly owned subsidiary of Cybin. The combined N,N-dimethyltryptamine (“DMT”) and deuterated DMT (“dDMT)” programs creates the most advanced dataset of systematic research on these short-duration psychedelic molecules. The development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.

•Reported positive topline data from a Phase 1b SPL026 (DMT)-SSRI Drug Interaction Study in MDD, which showed positive safety, tolerability and efficacy data in respect of the interaction between selective serotonin reuptake inhibitors (“SSRIs”) and SPL026, native DMT in patients with MDD.

•Positive results were also reported earlier in the year from the Phase IIa trial investigating the safety, tolerability and efficacy of intravenous SPL026, with supportive therapy, in 34 patients with moderate/severe MDD. The trial met its key primary and secondary endpoints with SPL026 demonstrating a rapid and durable antidepressant response to at least six months, as measured by MADRS. Further analyses of additional secondary and exploratory endpoints demonstrated clinically relevant improvements in self-reported depression, anxiety and well-being. These data demonstrate proof of concept for dDMT and serve to further de-risk this development program.

Strengthened patent portfolio with the addition of four new patents.
1.The U.S. Patent and Trademark Office granted U.S. patent no. 11,724,985, to a deuterated psilocybin analog in the Company’s CYB003 investigational drug program. The patent, which is expected to provide exclusivity until 2041, includes composition of matter claims to deuterated tryptamines in support of the Company’s CYB003 and CYB004 clinical programs, as well as claims directed toward methods of treating MDD and treatment-resistant depression.
2.United States patent no. 11,771,681 provides composition of matter protection for certain deuterated analogs of DMT.
3.United States patent no. 11,773,062 provides protection for the medical use and the novel, efficient and scalable synthesis of certain analogs of DMT.
4.The European Patent Office (the “EP”) granted a patent protecting Cybin’s proprietary deuterated psilocybin analog and DMT programs. This EP patent no. 4,031,529 provides composition of matter protection for certain deuterated tryptamine compounds, including deuterated psilocybin analogs within the CYB003 program and deuterated analogs of DMT within Cybin’s DMT program, as well as their medical use.

Upcoming Clinical Milestones and Future Studies:

CYB003 - Deuterated Psilocybin Analog Program1
•Complete Phase 2 topline safety and efficacy data readout for CYB003 in MDD, including 6-week data and results on the incremental benefit of a second dose expected in Q4 2023.
•Submission of topline data to U.S. Food and Drug Administration (“FDA”) following readout, for an end of Phase 2 meeting in early 2024.
•Additional Phase 2 data assessing durability of effect for CYB003 at 12 weeks expected in Q1 2024.
•Progression to an international, multisite Phase 3 trial in early 2024 to further evaluate the safety and efficacy of CYB003 capsules in a larger MDD patient population, with recruiting expected to begin around the end of Q1 2024.

dDMT Program1
•Phase 1 dosing, pharmacokinetic and pharmacodynamic, and safety data for CYB004 and Part A data for SPL028 expected around year end 2023.
•Initiate Phase 2 proof-of-concept study in participants with generalized anxiety disorder in Q1 2024.
•A CYB004 subcutaneous formulation study in Q1 2024 in addition to the SPL028 formulation work.

Second-Quarter Financial Information

•Cash totaled C$18.1 million as of September 30, 2023.

•With the recently completed Offering of Units and a combination of the Company's current cash position, current at-the-market equity program and assuming exercise in full of the Warrants issued as part of the Units, the Company has access to over C$138 million.
•Net loss was C$11.9 million for the quarter ended September 30, 2023, compared to a net loss of C$10.0 million in the same period last year.
•Cash-based operating expenses totaled C$12.5 million for the quarter ended September 30, 2023, compared to C$11.3 million, in the prior year quarter, of which C$2.1 and C$2.0 million were one-time costs, respectively.
•Cash flows used in operating activities were C$11.5 million for the quarter ended September 30, 2023, compared to C$14.7 million in the same period last year, of which C$2.1 million and C$2.5 million were one-time, non-recurring costs and C$2.4 million were recorded to prepaid expenses related to future clinical work.
•Cash flows received from financing activities were C$20.4 million for the quarter ended September 30, 2023, compared to C$4.6 million in the same period last year, related to the net proceeds on the issuance of Common Shares through the Company’s August 3, 2023 financing and its at-the-market equity program.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary dDMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to report Phase 2 safety and efficacy data from its CYB003 program in Q4 2023; release of 6-week data on the incremental benefit of a second dose of CYB003 in Q4 2023; release of CYB003 12-week durability data in Q1 2024; progression to Phase 3 development of CYB003 in early 2024; recruitment for a CYB003 Phase 3 study and commencement of the phase 3 study in Q1 2024; submission of topline data to the FDA for an end of Phase 2 meeting in early 2024; topline Phase 1 data for CYB004 and Part A data SPL028 expected in Q4 2023; commencement of a Phase 2 study of the Company’s proprietary novel dDMT compounds in patients with generalized anxiety disorder in Q1 2024; CYB004 subcutaneous formulation study in Q1 2024; the Company’s ability to access capital under its current at-the-market offering; the Company’s ability to access capital as a result of the exercise of the Warrants; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2023 and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada, operating as the Neo Exchange Inc., nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com

Notes:
1)There is no assurance that timelines will be met. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assume the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
2)A p-value indicates statistical significance. Values <0.05 are considered statistically significant and values <0.001 are considered highly statistically significant. Cohen’s d represents size of the effect. An effect size of 2.15 is considered large.